June 15, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sara Kalin

Re:	Goldman Sachs Asset Backed Securities Corp.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 4, 2006
File No. 333-132001
Ladies and Gentlemen:
     On behalf of Goldman Sachs Asset Backed Securities Corp. (the “Depositor”) and in response to the letter (the “Comment Letter”) dated May 24, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to David Stiepleman, we submit herewith amendment no. 2 to the above-referenced amendment no. 1 to registration statement on Form S-3, marked to show changes from amendment no. 1 to the registration statement as filed on May 4, 2006. The amendment reflects changes made in response to the Comment Letter.
     The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Page references in the Depositor’s responses are references to the page numbers in the amendment, which is being provided to Sara Kalin, of the Staff, via electronic mail. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.
Base Prospectus
Credit and Cash Flow Enhancement, page 37
1.	We reissue comment 9 of our letter dated March 22, 2006. While your response indicates that you have deleted disclosure regarding credit enhancement that covers multiple series, pages 17 and 38 continue to include language indicating that if credit enhancement covers more than one series of securities, securityholders of any series will be subject to the risk that credit enhancement may be exhausted by the claims of securityholders of other series. Revise to remove this language or advise.

Office of the Chief Counsel
June 15, 2006

     Response: We have revised the disclosure on pages 17 and 38 of the base prospectus in response to the Staff’s comment.
Derivative Agreements, page 38
2.	While we note your response to comment 8 of our letter dated March 22, 2006, your disclosure in this section continues to refer to the use of “other swaps.” Revise to remove this catch-all phrase and confirm that any derivatives you use will be limited to interest or currency agreements.
     Response: We have deleted the phrase “or other interest rate protection agreements” from page 38 of the base prospectus and the phrase “or other swap” from page 39 of the base prospectus. We also confirm that any derivatives we use will be limited to interest or currency agreements.
Sale and Servicing Agreement
3.	Please revise your sale and servicing agreement to accurately reflect the provisions of Item 1122 of Regulation AB. In this regard, we note that while Section 4.10 appears to address the requirements of Item 1123, it does not appear to address the requirements of Item 1122(a) of Regulation AB. Furthermore, despite the reference to a report from certified public accountants in Section 4.10(b), the language in this section does not appear to reflect the requirements of Item 1122(b), and instead refers to an assessment of the company’s financial statements and tests to ensure that servicing is in compliance with USAP. Ensure that your amendment includes a form of sale and servicing agreement that accurately reflects the new requirements of Regulation AB.
     Response: We have revised Exhibit 10.2, which contains the further updated form of sale and servicing agreement, including the changes made to comply with Items 1122(a) and (b) of Regulation AB.
4.	As a follow-up to the comment above, we note that you have added Appendix A to your sale and servicing agreement and that on Appendix A, the parties to the agreement acknowledge that Regulation AB may change over time due to “interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise.” Please revise to remove the language underlined above, as the parties to the agreement are required to comply with Regulation AB and may not alter their responsibilities based only on the advice of counsel or consensus among market participants.
     Response: We have revised Appendix A to the form of sale and servicing agreement in response to the Staff’s comment.
     We hope that the foregoing has been responsive to the Staff’s comments.
     If you have any questions related to this letter, please contact the undersigned at (312) 701-7373.

Sincerely,

/s/STUART M. LITWIN
Stuart M. Litwin
cc: Sang Kim, Goldman Sachs Asset Backed Securities Corp.